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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Dell Michael S.		Dell Computer Corporation (DELL)
	(Last) (First) (Middle)
		4.	Statement for Month/Year	5.	If Amendment, Date of Original (Month/Year)
	One Dell Way				9/2001
	(Street)
		6.	Relationship of Reporting Person(s) to Issuer	7.	Individual or Joint/Group Filing (Check Applicable Line)
	Round Rock TX 78682 (City) (State) (Zip)		[X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)		[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
	United States

FORM 4 (CONTINUED)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Mo/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

					Code	V		Amount	(A) or (D)	Price

	Common Stock		9/4/2001		M			640,000	A	$1.446				D

	Common Stock		9/4/2001		M			1,920,000	A	$1.809				D

	Common Stock		9/4/2001		M			1,600,000	A	$4.633				D

	Common Stock		9/20/2001		J (1)			1,150,000	A	$17.4317				D

	Common Stock		9/21/2001		J (1)			1,900,000	A	$16.3543				D

	Common Stock		9/21/2001		J (1)			850,000	A	$16.26				D

	Common Stock		9/27/2001		J (1)			400,000	A	$17.3863		300,502,432		D

	Common Stock											34,809,112		I		By Spouse (2,3)

	Common Stock											6,080,000		I		By Trust (3)

	Common Stock											98,547		I		Employer 401(k) Plan

	Common Stock											2,058,000		I		Limited Partnership - 1(3)

	Common Stock											6,080,000		I		Limited Partnership - 2(3)

FORM 4 (CONTINUED)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Mo/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

							Code	V		(A)	(D)

	Nonqualified Stock Options		$1.446		9/4/2001		M				640,000

	Nonqualified Stock Options		$1.809		9/4/2001		M				1,920,000

	Nonqualified Stock Options		$4.633		9/4/2001		M				1,600,000

	Nonqualified Stock Options		$9.26

	Nonqualified Stock Options		$16.672

	Nonqualified Stock Options		$28.899

	Nonqualified Stock Options		$37.5938

	Nonqualified Stock Options		$37.5938

	Nonqualified Stock Options		$43.438

	Nonqualified Stock Options		$44.6875

	Nonqualified Stock Options		$45.90

FORM 4 (CONTINUED)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Mo/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	7/11/06		Common Stock	640,000	N/A		0		D

	(4)	8/9/06		Common Stock	1,920,000	N/A		0		D

	(5)	3/5/07		Common Stock	1,600,000	N/A		1,600,000		D

	(6)	7/18/07		Common Stock				1,920,000		I		By Trust (7)

	(8)	3/5/08		Common Stock				4,800,000		I		By Trust (7)

	(9)	7/17/08		Common Stock				4,800,000		I		By Trust (7)

	(10)	8/22/2010		Common Stock				175,000		D

	(11)	8/22/2010		Common Stock				175,000		D

	(12)	3/02/10		Common Stock				900,000		D

	(13)	9/23/09		Common Stock				805,595		D

	(14)	3/24/10		Common Stock				145,555		D

Explanation of Responses:
1. Purchased in open market transactions exempted by Securities Exchange Act Release No. 44791 (9/14/01), "Emergency Order Pursuant to Section 12(k)(2) of the Securities Exchange Act of 1934 Taking Temporary Action to Respond to Market Developments."
2. Owned through a separate property trust.
3. Pursuant to Rule 16a-1 promulgated under the Securities Act of 1934, Michael Dell declares that the filing of this Form 4 shall not be construed as an admission that he is the beneficial owner of these shares of common stock.
4. Currently exercisable.
5. Exercisable on 3/5/2002.
6. Exercisable in accordance with the following schedule: 960,000 shares on 7/18 of 2001 and 2002.
7. Options are held by trusts of which the reporting person or his spouse is the trustee for the benefit of their children.
8. Exercisable in accordance with the following schedule: 1,600,000 shares on 3/5 of each year from 2001 through 2003.
9. Exercisable in accordance with the following schedule: 960,000 shares on 7/17 of each year from 2001 through 2005.
10. Exercisable in accordance with the following schedule: 35,000 shares on 8/22 of each year from 2003 through 2007.
11. Exercisable in accordance with the following schedule: 35,000 shares on 8/22 of each year from 2001 through 2005.
12. Exercisable in accordance with the following schedule: 180,000 shares on 3/2 of each year from 2001 through 2005.
13. Exercisable according to the following schedule: 161,119 shares on 9/23 of each year from 2000 through 2004.
14. Exercisable in accordance with the following schedule: 36,388 shares on 3/24/2001, 36,389 shares on 3/24/2002 and 72,778 shares on 3/24/2003.

/s/ THOMAS H. WELCH, JR.	October 2, 2001
**Signature of Reporting Person Thomas H. Welch, Jr., Attorney-in-Fact	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.